FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-167764 and No. 333-167764-01
September 14, 2011

NEW ISSUE CMBS: $1,492MM MORGAN STANLEY CAPITAL I SERIES 2011-C3 (MSC 2011-C3)
CO-LEAD MANAGERS & BOOKRUNNERS: MORGAN STANLEY & BofA MERRILL LYNCH

PUBLICLY OFFERED CERTIFICATES
CLASS	DBRS/MOODY'S	SIZE($MM)	CE(%)	WAL(YRS)	SPREAD	YIELD	PRICE
A-1	AAA(sf)/Aaa(sf)	85.448	30.000	2.6	+115	1.7499	100.99860
A-2	AAA(sf)/Aaa(sf)	448.881	30.000	4.8	+185	2.9934	100.99697
A-3	AAA(sf)/Aaa(sf)	219.010	30.000	7.6	+210	3.9090	100.99673
A-4	AAA(sf)/Aaa(sf)	291.053	30.000	9.7	+185	4.0072	100.99957

EXPECTED CLOSING:  OCT 5TH
The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by email to prospectus@ms.com.

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